SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

18 March 2026

PRUDENTIAL PLC FULL YEAR 2025 RESULTS: DELIVERING DOUBLE-DIGIT GROWTH AND INCREASED SHAREHOLDER RETURNS

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the year ended 31 December 2025.

Performance highlights on a constant exchange rate basis (unless otherwise stated) are as follows:

-   Prudential achieved high-quality growth consistently through all four quarters of 2025. Growth was broad based across markets and channels.

-   Delivered double-digit growth across key financial metrics in line with the Group's 2025 guidance:

-   New business profit on a traditional embedded value (TEV) basis grew 12 per cent to $2,782 million and new business margin increased 2 ppts to 42 percent.

-   Operating free surplus generated from in-force insurance and asset management business was up 15 per cent to $3,059 million.

-   Earnings per share based on adjusted operating profit grew by 12 per cent to 101.4 cents per share with adjusted operating profit before tax up 5 per cent to $3,306 million.

-   2025 total dividend of 26.60 cents per share, up 15 per cent, with 2025 second interim dividend of 18.89 cents per share.

-   Increased shareholder returns from implementing enhanced capital management framework. Expected return to shareholders of more than $7 billion over the 2024 to 2027 period, including:

-   Completed $2 billion share buyback and IPO of ICICI Prudential Asset Management Company Limited (IPAMC) in 2025.

-   Commenced additional $1.2 billion buyback in 2026 and expect a $1.3 billion capital return in 2027, comprising recurring capital returns and IPAMC IPO net proceeds.

-   Early in 2026, increased our stake in the Malaysia conventional business to 70 per cent.

-   Group TEV equity of $37.8 billion, equivalent to 1,483 cents per share, up 15 per cent (on an actual exchange rate basis).

-   Free surplus ratio of 221 per cent (2024: 234 per cent) and GWS shareholder surplus over GPCR of $17.1 billion, equivalent to a cover ratio of 262 per cent.

-   S&P Global Ratings upgraded the Financial Strength rating of Prudential's core entities to AA (from AA-) reflecting the Group's robust capital position.

Commenting on the results, CEO Anil Wadhwani, said: "2025 was a strong year of consistent delivery for Prudential, with double-digit growth reflecting sustained momentum throughout the year. Structural demand for our products in Asia and Africa continued to rise, driven by the increasing protection, retirement and wealth needs of our customers. We continued to digitise our customer acquisition and servicing capabilities - to drive not only agency productivity and improve activation, but also to support product innovation and enhance customers' experiences. All enabled by targeted investments in modernising our technology platforms, data quality and operational efficiency.

"We are further strengthening our multi-channel distribution model, continuing to professionalise our agency force and building on our successful bancassurance partnerships, while extending our health and protection business. Looking ahead, our focus remains firmly on high-quality, sustainable growth, disciplined capital allocation and delivering long-term shareholder value. We carry the momentum of 2025 into 2026 and are confident in our double-digit growth trajectory across our key metrics, putting us firmly on track to achieve our 2027 financial objectives."

Summary performance financials (before non-controlling interests)	2025 $m	2024 $m	Change on AER basis	Change on CER basis
New business profit	2,782	2,464	13%	12%
Operating free surplus generated from in-force insurance and asset management business	3,059	2,666	15%	15%
Adjusted operating profit before tax	3,306	3,129	6%	5%
Adjusted operating profit after tax	2,772	2,582	7%	7%
IFRS profit after tax	4,119	2,415	71%	69%

	2025		2024
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
Group TEV equity	$37.8bn	1,483¢	$34.3bn	1,289¢
IFRS shareholders' equity	$20.1bn	790¢	$17.5bn	658¢

Key Summary Financials

Earnings

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	3,306	3,129	6%	5%
Adjusted operating profit after tax	2,772	2,582	7%	7%
Basic earnings per share based on adjusted operating profit (cents)	101.4	89.7	13%	12%
IFRS profit after tax	4,119	2,415	71%	69%
Basic earnings per share based on IFRS profit after tax (cents)	154.2	84.1	83%	82%

Value

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
APE sales	6,661	6,202	7%	6%
Present value new business premiums (PVNBP)	31,925	29,034	10%	9%
New business profit (TEV)	2,782	2,464	13%	12%
New business margin (% APE)	42	40	2ppts	2ppts
Life weighted premium income	28,106	25,542	10%	9%
TEV operating profit	4,752	4,095	16%	15%
Operating return on embedded value (%)	15	14	1ppts	n/a

	2025	2024	Change on AER basis	Change on CER basis
Group TEV equity ($m)	37,803	34,267	10%	8%
Group TEV equity per share (US$)	14.83	12.89	15%	13%
Group TEV per share ($)	14.53	12.62	15%	13%
Eastspring funds under management / advice ($bn)	277.7	258.0	8%	n/a

Capital

	2025	2024	Change on AER basis	Change on CER basis
Operating free surplus generated from in-force insurance and asset management business ($m)	3,059	2,666	15%	15%
Operating return on IFRS shareholders' equity (%)	14	14	-ppts	n/a
Dividend per share (cents)	26.60	23.13	15%	n/a

	2025 $m	2024 $m	Change on AER basis
IFRS shareholders' equity	20,117	17,492	15%
IFRS shareholders' equity per share (US$)	7.90	6.58	20%
Adjusted total comprehensive equity*	42,068	36,660	15%
Free surplus excluding distribution rights and other intangibles	9,408	8,604	9%
Free surplus ratio (%)	221	234	(13)ppts
Group leverage ratio (Moody's basis) (%)	13	13	-
Shareholders GWS coverage ratio over GPCR (%)	262	280	(18)ppts
Total GWS coverage ratio over GPCR (%)	197	203	(6)ppts

*      Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our Annual Results Document for further information.

Notes

The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our Annual Results Document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interests. Balance sheet metrics are presented net of non-controlling interests. This presentation is applied consistently throughout this announcement.

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

Annual Results Document

Prudential plc's results for the year ended 31 December 2025:

-   is available to view on the Prudential corporate website at https://www.prudentialplc.com/en/investors/overview/
-   is also available at http://www.rns-pdf.londonstockexchange.com/rns/0349X_1-2026-3-17.pdf
-   has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Announcement publication

	Hong Kong	London	New York
Hong Kong Stock Exchange & UK Financial Media	Wednesday, 18 March 2026 6.00 am HKT	Tuesday, 17 March 2026 10.00 pm UKT	Tuesday, 17 March 2026 6.00 pm ET
London Stock Exchange	Wednesday, 18 March 2026 3.00 pm HKT	Wednesday, 18 March 2026 7.00 am UKT	Wednesday, 18 March 2026 3.00 am ET

Please note the impact of time zones on the announcement date for your particular location.

Pre-Recorded Results Presentation

-   A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Wednesday 18 March | 10.00pm UKT - 6.00pm ET on Tuesday 17 March via this link: https://meetings.100.lumiconnect.com/r/participant/live-meeting/100614516559
-   A copy of the presentation script will also be available on Prudential plc's website at the same time.

Virtual Q&A Event for Analysts & Investors

Date: Wednesday, 18 March 2026

Time: 4.30pm HKT | 8.30am UKT | 4.30am ET

Accessing the Event (Recommended method):

We strongly encourage participants to join via the Lumi webcast platform: https://reg.lumiengage.com/prudential-fy25/qawebcast/Site/Register

The webcast enables:

-   Live audio streaming;
-   Verbal questions using the integrated "Request to Speak" function;
-   Written question submission; and
-   Slide and document viewing.

Using the webcast platform provides the most stable audio connection and ensures a seamless transition into the Q&A queue.

Alternative: Telephone Dial-in

If you are unable to access the webcast platform, you may dial in using the numbers below:

Dial-in Numbers:
-   UK Local: +44 121 281 8004
-   UK Toll Free: 0800 015 6371
-   Hong Kong: +852 5808 0984
-   China: +86 400 122 4742
-   USA Local: +1 718 705 8796
-   USA Toll Free: 1 855 265 6957
-   Global dial-in numbers: https://lumiagmukstreams.s3.eu-west-2.amazonaws.com/7.+Archive+2026/Prudential/Lumi+dial-ins+-+Prudential+IR.pdf

-   Request connection to Prudential 2025 Full Year Results Q&A Webcast

-   Press:
-   *1 to join the question queue
-   *2 to exit queue

Post-Event Access

Replay and transcript details will be published on our website following the event.

For any questions, please contact us at the Investor Relations team using the details below.

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Janice Wong	+852 6188 6381	Ming Hau	+44(0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing words such as 'may', 'will', 'prospects', 'goal', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial conditions or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-   current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
-   the impact of global political uncertainties, geopolitical instability, armed conflicts and heightened geopolitical tension among major global powers, including increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
-   asset valuation impacts arising from the transition to a lower carbon economy;
-   derivative instruments not effectively mitigating any exposures;
-   the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-   the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-   the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
-   legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between national approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on the other;
-   the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
-   the impact of competition and rapid technological change, including the pace of innovation, adoption, and changing customer demands;
-   the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-   the timing, impact and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
-   the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group's operations or employees;
-   the availability and effectiveness of reinsurance for Prudential's businesses;
-   the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond or recover from operational disruption arising from external events;
-   disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers and service providers, and partners) including the risk of cyberattacks, other data, information or security breaches and challenges in integrating AI tools and their related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
-   the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
-   the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-   the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2025 Full Year Results News Release, available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of that document. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK's Public Offer and Admissions to Trading Regulations (2024), the UK Prospectus Regulation Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2025 Full Year Results News Release, available on its website at www.prudentialplc.com.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 March 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer